                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               File No. 005-56295

                                   ----------

                                 SCHEDULE 13D/A

                                 (Rule 13d-101)

                                Amendment No. 71

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                          The Goldman Sachs Group, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   38141G 10 4
                                 (CUSIP Number)

                               Kenneth L. Josselyn
                               Beverly L. O'Toole
                          The Goldman Sachs Group, Inc.
                                 85 Broad Street
                            New York, New York 10004
                            Telephone: (212) 902-1000
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                November 3, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

---------------------
CUSIP NO. 38141G 10 4                  13D
---------------------
------------------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS: Each of the persons identified on Appendix A.

------------------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     As to a group consisting solely of Covered Persons(1)                       (a)   [x]
     As to a group consisting of persons other than Covered Persons              (b)   [x]

------------------------------------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: OO and PF (Applies to each person listed on Appendix A.)

------------------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e) (Applies to each person listed on Appendix A.)                       [ ]

------------------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.

------------------------------------------------------------------------------------------
               7.   SOLE VOTING POWER: 0

               ---------------------------------------------------------------------------
  NUMBER OF    8.   SHARED VOTING POWER (See Item 6) (Applies to each person
   SHARES           listed on Appendix A.)
BENEFICIALLY        18,670,686 Voting Shares(2) held by Covered Persons
  OWNED BY          3,660 Shared Ownership Shares held by Covered Persons(3)
    EACH            18,875,735 Sixty Day Shares held by Covered Persons(4)
  REPORTING         2,684,672 Other Shares held by Covered Persons(5)
   PERSON
    WITH       ---------------------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER (See Item 6)
                    As to Voting Shares, less than 1%
                    As to Shared Ownership Shares, Sixty Day Shares and Other
                    Shares, 0

------------------------------------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER (See Item 6):
                    As to Voting Shares, 0
                    As to Shared Ownership Shares, less than 0.01%
                    As to Sixty Day Shares and Other Shares, less than 1%.

------------------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON               40,234,753

------------------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES             [ ]

------------------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                              8.72%

------------------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:
     IN as to Covered Persons; CO as to Reporting Entities(1) that are corporations; OO as to Reporting Entities that are trusts

------------------------------------------------------------------------------------------

----------
(1)  For a definition of this term, please see Item 2.

(2)  For a definition of this term, please see Item 6.

(3) "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.

(4) "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.

(5) "Other Shares" include: (i) 489,732 shares of Common Stock held by 26 private charitable foundations established by 26 Covered Persons; (ii) 1,596,516 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; (iii) 596,817 shares of Common Stock held in escrow for the benefit of certain Covered Persons; and (iv) 1,607 shares of Common Stock held by the trust underlying The Goldman Sachs Employees' Profit Sharing Retirement Income Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

                                                                      Appendix A

                                       ITEM 6
                                    CITIZENSHIP
                                  (UNITED STATES
            ITEM 1               UNLESS OTHERWISE
  NAMES OF REPORTING PERSONS        INDICATED)
-----------------------------   ------------------
Peter C. Aberg
Mark E. Agne
Gregory A. Agran
Raanan A. Agus
Yusuf A. Aliredha                     Bahrain
Philippe J. Altuzarra                 France
John A. Ashdown                         UK
Akio Asuke                             Japan
Armen A. Avanessians
Dean C. Backer
Steven M. Barry
Christopher M. Barter
Stacy Bash-Polley
Jonathan A. Beinner
Milton R. Berlinski               The Netherlands
Frances R. Bermanzohn
Paul D. Bernard
Stuart N. Bernstein
Elizabeth E. Beshel
Mark R. Beveridge
Leslie A. Biddle
Lloyd C. Blankfein
Dorothee Blessing                     Germany
Johannes M. Boomars               The Netherlands
Atanas Bostandjiev                      UK
Charles W.A. Bott                       UK
Craig W. Broderick
Jason M. Brown                          UK
Melissa R. Brown
Steven M. Bunson
Nicholas F. Burgin
Mary D. Byron
Jin Yong Cai                      China/Hong Kong
Richard M. Campbell-Breeden             UK
Gerald J. Cardinale
Mark M. Carhart
Valentino D. Carlotti
Anthony H. Carpet
Michael J. Carr
Lik Shuen David Chan                 Hong Kong
Amy L. Chasen
R. Martin Chavez
Andrew A. Chisholm                    Canada
Jane P. Chwick
James B. Clark
Abby Joseph Cohen
Alan M. Cohen
Gary D. Cohn
Christopher A. Cole

                                       ITEM 6
                                    CITIZENSHIP
                                  (UNITED STATES
            ITEM 1               UNLESS OTHERWISE
  NAMES OF REPORTING PERSONS        INDICATED)
-----------------------------   ------------------
Peter H. Comisar
Laura C. Conigliaro
William J. Conley Jr.
Thomas G. Connolly                  Ireland/USA
Linnea K. Conrad
Karen R. Cook                           UK
Edith W. Cooper
Colin J. Corgan
Thomas W. Cornacchia
Henry Cornell
E. Gerald Corrigan
Frank L. Coulson, Jr.
Randolph L. Cowen
Brahm S. Cramer                       Canada
Matthew H. Cyzer                        UK
Michael D. Daffey                    Australia
John S. Daly                          Ireland
Stephen D. Daniel                     Canada
Diego De Giorgi                        Italy
Michael G. De Lathauwer               Belgium
Francois-Xavier de Mallmann     France/Switzerland
Jean A. De Pourtales                 France/UK
Giorgio De Santis                      Italy
Daniel L. Dees
Mark Dehnert
Juan A. Del Rivero                     Spain
Martin R. Devenish                      UK
Salvatore Di Stasi                     Italy
Alexander C. Dibelius                 Germany
Simon P. Dingemans                      UK
Joseph P. DiSabato
Katinka I. Domotorffy
Suzanne O. Donohoe
Donald J. Duet
Michael L. Dweck
Gordon E. Dyal
Isabelle Ealet                        France
Glenn P. Earle                          UK
Kenneth M. Eberts III
Edward K. Eisler                      Austria
Jason H. Ekaireb                        UK
Kathleen G. Elsesser
Peter C. Enns                         Canada
James P. Esposito
Michael P. Esposito
J. Michael Evans                      Canada
Carl Faker                        France/Lebanon
Elizabeth C. Fascitelli
Douglas L. Feagin

                                       ITEM 6
                                    CITIZENSHIP
                                  (UNITED STATES
            ITEM 1               UNLESS OTHERWISE
  NAMES OF REPORTING PERSONS        INDICATED)
-----------------------------   ------------------
Steven M. Feldman
Gregg J. Felton
Luca D. Ferrari                        Italy
Pierre-Henri Flamand                  France
Elisabeth Fontenelli
Silverio Foresi                        Italy
Colleen A. Foster
Orit Freedman                         Israel
Matthew T. Fremont-Smith
Christopher G. French                   UK
Richard A. Friedman
Enrico S. Gaglioti
James R. Garman                         UK
Kevin S. Gasvoda
Robert R. Gheewalla
Gary T. Giglio
H. John Gilbertson, Jr.
Joseph H. Gleberman
Justin G. Gmelich
Richard J. Gnodde                    Ireland/
                                   South Africa
Jeffrey B. Goldenberg
Gregg A. Gonsalves
Andrew M. Gordon
Lorenzo Grabau                         Italy
Michael J. Graziano
Stefan Green                         Australia
David J. Greenwald
Peter Gross
Vishal Gupta                           India
Celeste A. Guth
Jana Hale Doty
Rumiko Hasegawa                        Japan
Keith L. Hayes                          UK
David B. Heller
Robert D. Henderson
Bruce A. Heyman
Stephen P. Hickey
Melina E. Higgins
Kenneth L. Hirsch
Kenneth W. Hitchner
Maykin Ho
Simon N. Holden                         UK
Margaret J. Holen
Peter Hollmann                        Germany
Philip Holzer                         Germany
Robert Howard
Zu Liu Frederick Hu                    China
Alastair J. Hunt                      UK/USA

                                       ITEM 6
                                    CITIZENSHIP
                                  (UNITED STATES
            ITEM 1               UNLESS OTHERWISE
  NAMES OF REPORTING PERSONS        INDICATED)
-----------------------------   ------------------
Edith A. Hunt
Phillip S. Hylander                     UK
Timothy J. Ingrassia
Zubin P. Irani                       UK/India
Raymond J. Iwanowski
William L. Jacob III
Andrew J. Jonas
Adrian M. Jones                       Ireland
Robert C. Jones
Andrew J. Kaiser
Toshinobu Kasai                        Japan
James C. Katzman
Kevin W. Kennedy
Thomas J. Kenny
Richard A. Kimball Jr.
Robert C. King, Jr.
Timothy M. Kingston
Shigeki Kiritani                       Japan
Eric S. Lane
Jonathan A. Langer
John J. Lauto
George C. Lee
Gregory D. Lee                       Australia
Ronald Lee
Tim Leissner                      Brazil/Germany
Todd W. Leland
Gregg R. Lemkau
Hughes B. Lepic                       France
Wai Man Kaven Leung                  Hong Kong
Johan Leven                           Sweden
Allan S. Levine
Brian T. Levine
Jack Levy
George C. Liberopoulos              Canada/USA
Gwen R. Libstag
Mitchell J. Lieberman
Ryan D. Limaye
Anthony W. Ling                         UK
Victor M. Lopez-Balboa
Antigone Loudiadis                      UK
Peter J. Lyon
Peter B. MacDonald                      UK
Mark G. Machin                          UK
Paula B. Madoff
John A. Mahoney
Puneet Malhi                            UK
Charles G. R. Manby                     UK
Simon I. Mansfield                      UK
Robert J. Markwick                      UK

                                       ITEM 6
                                    CITIZENSHIP
                                  (UNITED STATES
            ITEM 1               UNLESS OTHERWISE
  NAMES OF REPORTING PERSONS        INDICATED)
-----------------------------   ------------------
Serge Marquie                         France
Allan S. Marson                         UK
Alison J. Mass
Kathy M. Matsui
George N. Mattson
Theresa E. McCabe
Stephen J. McGuinness
John W. McMahon
James A. McNamara
Robert A. McTamaney
Sanjeev K. Mehra                     USA/India
Bernard A. Mensah                       UK
Julian R. Metherell                     UK
Michael J. Millette
Masanori Mochida                       Japan
Timothy H. Moe
Philip J. Moffitt                    Australia
William C. Montgomery
J. Ronald Morgan III
Simon P. Morris                         UK
Thomas C. Morrow
Jeffrey M. Moslow
Sharmin Mossavar-Rahmani                UK
Donald R. Mullen
Ken N. Murphy
Arjun N. Murti
Marc O. Nachmann                      Germany
Kenichi Nagasu                         Japan
Jeffrey P. Nedelman
Gavin G. O'Connor
L. Peter O'Hagan                      Canada
Terence J. O'Neill                      UK
Timothy J. O'Neill
Taneki Ono                             Japan
Peter C. Oppenheimer                    UK
Fumiko Ozawa                           Japan
Gregory K. Palm
Konstantinos N. Pantazopoulos         Greece
James R. Paradise                       UK
Sanjay H. Patel                        India
Sheila H. Patel
David B. Philip
Stephen R. Pierce
Kenneth A. Pontarelli
Ellen R. Porges
Richard H. Powers
Kevin A. Quinn
Jean Raby                             Canada
John J. Rafter                        Ireland

                                       ITEM 6
                                    CITIZENSHIP
                                  (UNITED STATES
            ITEM 1               UNLESS OTHERWISE
  NAMES OF REPORTING PERSONS        INDICATED)
-----------------------------   ------------------
Dioscoro-Roy I. Ramos               Philippines
Charlotte P. Ransom                     UK
Krishna S. Rao                         India
Buckley T. Ratchford
Joseph Ravitch
Sara E. Recktenwald
Gene Reilly
Jeffrey A. Resnick
John F. W. Rogers
Eileen P. Rominger
Ivan Ross
Stuart M. Rothenberg
Paul M. Russo
Richard M. Ruzika
David C. Ryan
David M. Ryan                        Australia
Katsunori Sago                         Japan
Ankur A. Sahu                          India
Guy E. Saidenberg                     France
Pablo J. Salame                       Ecuador
Muneer A. Satter
Peter Kevin Scaturro
Susan J. Scher
Gary B. Schermerhorn
Stephen M. Scherr
Clare R. Scherrer
Howard B. Schiller
Jeffrey W. Schroeder
Harvey M. Schwartz
Steven M. Scopellite
John A. Sebastian
Karen D. Seitz
Peter D. Selman                         UK
Lisa M. Shalett
David G. Shell
Michael S. Sherwood                     UK
David A. Shiffman
Kunihiko Shiohara                      Japan
Ravi M. Singh
Ravi Sinha                           India/USA
Edward M. Siskind
Jeffrey S. Sloan
Sarah E. Smith                          UK
Jonathan S. Sobel
David M. Solomon
Theodore T. Sotir
Marc A. Spilker
Christoph W. Stanger                  Austria
Esta E. Stecher

                                       ITEM 6
                                    CITIZENSHIP
                                  (UNITED STATES
            ITEM 1               UNLESS OTHERWISE
  NAMES OF REPORTING PERSONS        INDICATED)
-----------------------------   ------------------
Laurence Stein                     South Africa
Chase O. Stevenson
Steven H. Strongin
Jonathan R. Symonds                     UK
Gene T. Sykes
Morgan C. Sze
Shahriar Tadjbakhsh
Roland W. Tegeder                     Germany
Thomas D. Teles
Daisuke Toki                           Japan
Peter K. Tomozawa
Massimo Tononi                         Italy
Byron D. Trott
Michael A. Troy
Donald J. Truesdale
Eiji Ueda                              Japan
Kaysie P. Uniacke
Lucas van Praag                         UK
Ashok Varadhan
John J. Vaske
Andrea Vella                           Italy
Jeffrey L. Verschleiser
Robin A. Vince                          UK
David A. Viniar
Alejandro Vollbrechthausen            Mexico
David H. Voon
Casper W. Von Koskull                 Finland
John E. Waldron
Theodore T. Wang                       China

                                       ITEM 6
                                    CITIZENSHIP
                                  (UNITED STATES
            ITEM 1               UNLESS OTHERWISE
  NAMES OF REPORTING PERSONS        INDICATED)
-----------------------------   ------------------
Alan S. Waxman
Nicholas H. Weber
John S. Weinberg
Gregg S. Weinstein
Martin M. Werner                      Mexico
Matthew Westerman                       UK
Elisha Wiesel
C. Howard Wietschner
Susan A. Willetts
Todd A. Williams
John S. Willian
Andrew F. Wilson                    New Zealand
Jon Winkelried
Samuel J. Wisnia                      France
Andrew E. Wolff
Tracy R. Wolstencroft
Jon A. Woodruff
Neil J. Wright                          UK
Shinichi Yokote                        Japan
W. Thomas York, Jr.
Wassim G. Younan                    UK/Lebanon
Paul M. Young
William J. Young
Sanaz Zaimi                             UK
Paolo Zannoni                          Italy
Yoel Zaoui                            France
Kevin Zhang                            China

Reporting Entities

                                                        ITEM 6
             ITEM 1                                    PLACE OF          NAME OF ESTABLISHING
         NAME OF ENTITY            TYPE OF ENTITY    ORGANIZATION           COVERED PERSON
--------------------------------   --------------   --------------   ---------------------------
Anahue Limited                       Corporation        Jersey           Andrew A. Chisholm
Bott 2004 Settlement                    Trust             UK              Charles W.A. Bott
Campbell-Breeden 2004 Settlement        Trust             UK         Richard M. Campbell-Breeden
Devenish 2004 Settlement                Trust             UK             Martin R. Devenish
Dingemans 2004 Settlement               Trust             UK             Simon P. Dingemans
Drayton 2004 Settlement                 Trust             UK                Karen R. Cook
French 2004 Settlement                  Trust             UK            Christopher G. French
Ling 2004 Settlement                    Trust             UK               Anthony W. Ling
Manby 2004 Settlement                   Trust             UK             Charles G.R. Manby
Markwick 2004 Settlement                Trust             UK             Robert J. Markwick
O'Neill 2004 Trust                      Trust             UK             Terence J. O'Neill
Ransom 2004 Settlement                  Trust             UK             Charlotte P. Ransom
RJG Holding Company                  Corporation    Cayman Islands        Richard J. Gnodde
Sherwood 2004 Settlement                Trust             UK             Michael S. Sherwood
Westerman 2004 Settlement               Trust             UK              Matthew Westerman
Zurrah Limited                       Corporation        Jersey               Yoel Zaoui

          This Amendment No. 71 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 71 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has increased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1. SECURITY AND ISSUER

          This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.

ITEM 2. IDENTITY AND BACKGROUND

          (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to a Shareholders' Agreement, dated as of May 7, 1999 and amended and restated as of June 22, 2004 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

          Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a Participating Managing Director (as defined in
Item 6 below) employed by GS Inc. or one of its affiliates. GS Inc. is a bank holding company and a global investment banking, securities and investment management firm. The business address of each Covered Person for purposes of this Schedule is 85 Broad Street, New York, New York 10004.

          Each entity listed on Appendix A under "Reporting Entities" (each a "Reporting Entity") is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized in Jersey or under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; and (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

          (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations;
(ii) the former owners (the "Acquisition Covered Persons") of Hull and Associates, L.L.C. ("Hull") acquired certain shares of Common Stock in exchange for their interests in Hull; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans. The Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.

          Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4. PURPOSE OF TRANSACTIONS

          The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.

          Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).

          Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix A are shares as to which there is a right to acquire exercisable within 60 days.

          (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

          (c) Except as described in Annex E or previously reported on Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the past 60 days.

          (d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. The Shareholders' Agreement was amended and restated effective as of the close of business on June 22, 2004. References to the "board of directors" are to the board of directors of GS Inc.

          The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee (the "Participating Managing Directors").

          The "Voting Shares" include all of the shares of Common Stock of which a Covered Person is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs Employees' Profit Sharing Retirement Income Plan). The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities and other approved estate planning vehicles will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

          Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below) (the "General Transfer Restrictions"). In addition, certain senior officers designated by the Shareholders' Committee have each agreed to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 75% of such Covered Person's Covered Shares (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions"). The same shares may be used to satisfy both the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Shares beneficially owned by a Covered Person through a Reporting Entity or certain other approved estate planning vehicles established by Covered Persons are generally deemed to count toward the satisfaction of the Transfer Restrictions.

          For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director.

WAIVERS

          The Shareholders' Committee, described below under "Information Regarding the Shareholders' Committee," has the power to waive the Transfer Restrictions to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; transfer Common Stock held in employee benefit plans; and transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally. The Shareholders' Committee has permitted certain Covered Persons to temporarily drop below the 25% retention requirement to allow sales for tax planning purposes.

          In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

          In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

          Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of substantially all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

          The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

          The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

          Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

          The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Lloyd C. Blankfein, Gary D. Cohn and Jon Winkelried are the members of the Shareholders' Committee.

EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS

          Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.

PLEDGE AGREEMENTS

          Certain Covered Persons have pledged in the aggregate 1,822,485 shares of Common Stock to banks as collateral for loans. A portion of these pledged shares may be sold from time to time with the consent of the third-party lending institution.

REGISTRATION RIGHTS INSTRUMENT FOR CHARITABLE DONATIONS

          In connection with the donations of shares of Common Stock by certain Covered Persons to certain charitable organizations on December 13, 1999, December 22, 2000, December 26, 2001, January 9, 2002, December 23, 2002, January 8, 2003, December 22, 2003 and January 8, 2004, GS Inc. entered into a Registration Rights Instrument and five substantially similar Supplemental Registration Rights Instruments (the "Charitable Supplements"). The following is a description of the Registration Rights Instrument, as supplemented by the

Charitable Supplements. The Registration Rights Instrument and the Charitable Supplements are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

          Pursuant to the Registration Rights Instrument and the Charitable Supplements, GS Inc. has agreed to register the donated shares of Common Stock for resale by charitable foundations and public charities. GS Inc. has agreed in the Registration Rights Instrument and the Charitable Supplements to pay all of the fees and expenses relating to the offering by the charitable organizations, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the charitable organizations in connection with their resales. GS Inc. also has agreed to indemnify the charitable organizations against certain liabilities, including those arising under the Securities Act.

          GS Inc. may amend the Registration Rights Instrument and the Charitable Supplements in any manner that it deems appropriate, without the consent of any charitable organization. However, GS Inc. may not make any amendment that would cause the shares of Common Stock to fail to be "qualified appreciated stock" within the meaning of Section 170 of the Internal Revenue Code. In addition, GS Inc. may not make any amendment that would materially and adversely affect the rights of any charitable organization without the consent of a majority of the materially and adversely affected charitable organizations.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

          In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument (the "EMD Supplement"), which supplements the Registration Rights Instrument referred to above. The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

          Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

          Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex F.

LETTER AGREEMENTS

          On September 28, 2008, each of Lloyd C. Blankfein, Gary D. Cohn, Jon Winkelried and David A. Viniar (each an "Executive") executed a letter agreement with GS Inc. in which the Executive agreed that, with certain exceptions, until the earlier of October 1, 2011 and the date of redemption of all of GS Inc.'s 10% Cumulative Perpetual Preferred Stock, Series G, (i) the Executive will continue to satisfy the Special Transfer Restrictions; and (ii) the Executive, his spouse and any estate planning vehicles will not dispose of more than 10% of the aggregate number of shares of Common Stock they beneficially owned on September 28, 2008. The form of letter agreement is filed as an Exhibit to this Schedule, and the foregoing summary of the letter agreements is qualified in its entirety by reference thereto.

MATERIAL TO BE FILED AS EXHIBITS

Exhibit                                Description
-------   ----------------------------------------------------------------------
   A.     Registration Rights Instrument, dated as of December 10, 1999
          (incorporated by reference to Exhibit G to Amendment No. 1 to the
          Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B.     Supplemental Registration Rights Instrument, dated as of December 10,
          1999 (incorporated by reference to Exhibit H to Amendment No. 1 to the
          Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P.
          (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   D. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   E.     Form of Counterpart to Shareholders' Agreement for non-U.S.
          corporations (incorporated by reference to Exhibit L to Amendment No.
          3 to the Initial Schedule 13D, filed June 30, 2000 (File No.
          005-56295)).

   F.     Form of Counterpart to Shareholders' Agreement for non-U.S. trusts
          (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   G.     Supplemental Registration Rights Instrument, dated as of June 19, 2000
          (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

   H.     Power of Attorney (incorporated by reference to Exhibit X to Amendment
          No. 14 to the Initial Schedule 13D, filed March 29, 2001 (File No.
          005-56295)).

   I.     Supplemental Registration Rights Instrument, dated as of December 21,
          2000 (incorporated by reference to Exhibit AA to Amendment No. 12 to the Initial Schedule 13D, filed January 23, 2001 (File No.
          005-56295)).

   J.     Supplemental Registration Rights Instrument, dated as of December 21,
          2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by The Goldman Sachs
          Group, Inc.).

   K.     Supplemental Registration Rights Instrument, dated as of December 20,
          2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs
          Group, Inc.).

   L.     Form of Written Consent Relating to Sale and Purchase of Common Stock
          (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

   M.     Supplemental Registration Rights Instrument, dated as of December 19,
          2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs
          Group, Inc.).

   N. Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22, 2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial Schedule 13D, filed June
          22, 2004 (File No. 005-56295)).

   O.     Form of Letter Agreement, dated September 28, 2008, between certain
          Covered Persons and The Goldman Sachs Group, Inc. (incorporated by reference to Exhibit O to Amendment No. 71 to the Initial Schedule
          13D, filed October 1, 2008 (File No. 005-56295)).

                                                                         ANNEX A

    INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
                               REPORTING ENTITIES.

                                                                                           CONVICTIONS OR        BENEFICIAL
                                                                                           VIOLATIONS OF      OWNERSHIP OF THE
                                                                                            FEDERAL OR        COMMON STOCK OF
                                                                                         STATE LAWS WITHIN      THE GOLDMAN
         NAME          CITIZENSHIP    BUSINESS ADDRESS         PRESENT EMPLOYMENT       THE LAST FIVE YEARS  SACHS GROUP, INC.
         ----          -----------  -------------------  -----------------------------  -------------------  -----------------
Steven M. Bunson           USA      85 Broad Street      Managing Director,                         None     Less than 1% of
                                    New York, NY         The Goldman Sachs Group, Inc.                       the outstanding
                                    10004                                                                    shares of Common
                                                                                                             Stock.

Michael H. Richardson       UK      26 New Street,       Partner,                                   None                None
                                    St. Helier, Jersey,  Bedell Cristin
                                    JE4 3RA


Anthony J. Dessain          UK      26 New Street,       Partner,                                   None                None
                                    St. Helier, Jersey,  Bedell Cristin
                                    JE4 3RA

                                                                         ANNEX B

ITEMS 2(D)

     AND 2(E). INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS.

None.

                                                                         ANNEX C

ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES.

     None.

                                                                         ANNEX D

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE
           EXERCISABLE WITHIN 60 DAYS.

An aggregate of 8,321,203 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options that have vested and are exercisable. An additional 2,236,564 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options that are scheduled to become exercisable on or about January 2, 2009.

On or about January 2, 2009, 8,317,968 shares of Common Stock will be delivered pursuant to the terms of an equal number of restricted stock units.

The share amounts given above include the gross number of shares of Common Stock underlying these options and restricted stock units, and are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of the date hereof. Upon delivery of the shares pursuant to the terms of the restricted stock units or the exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                         ANNEX E

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY
           COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

The following sales of Voting Shares were made by the following Covered Persons or Reporting Entities through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

COVERED PERSON                 TRADE DATE       NUMBER OF SHARES   PRICE PER SHARE (IN $)
------------------------   ------------------   ----------------   ----------------------
Gary T. Giglio             September 22, 2008          2,000               128.39
Theresa E. McCabe          September 22, 2008         18,932               134.67
Peter C. Enns              September 23, 2008          3,268               117.39
Stuart N. Bernstein        September 25, 2008          1,000               134.71
Andrew A. Chisholm         September 25, 2008          9,509               134.71
Gary T. Giglio             September 25, 2008          1,000               131.31
David J. Greenwald         September 25, 2008          1,000               135.30
Eric S. Lane               September 25, 2008          2,000               132.48
Sanjeev K. Mehra           September 25, 2008          7,523               134.71
Michael J. Millette        September 25, 2008            600               134.01
Jeffrey M. Moslow          September 25, 2008          5,000               135.81
Todd A. Williams           September 25, 2008          7,424               135.59
Stuart N. Bernstein        September 26, 2008          2,000               134.96
Craig W. Broderick         September 26, 2008          4,999               132.71
Abby Joseph Cohen          September 26, 2008          1,000               135.96
Gary B. Schermerhorn       September 26, 2008         14,332               134.43
Steve M. Scopellite        September 26, 2008         13,000               136.46
Theodore T. Sotir          September 26, 2008          7,841               135.16
Stuart N. Bernstein        September 29, 2008          1,000               130.72
Charles W.A. Bott          September 29, 2008          5,886               126.94
Charlotte P. Ransom        September 29, 2008          5,022               118.03
Tracy R. Wolstencroft      September 29, 2008         50,000               126.47
Richard H. Powers          September 30, 2008            700               130.00
E. Gerald Corrigan           October 1, 2008          10,000               135.17
Frank L. Coulson, Jr.        October 1, 2008           7,279               131.33
Matthew H. Cyzer             October 1, 2008           6,500               128.88
Gary T. Giglio               October 1, 2008           1,000               132.19
Richard H. Powers            October 1, 2008           2,300               130.00
Howard B. Schiller           October 1, 2008          10,000               133.15
Robert D. Henderson          October 2, 2008           2,608               130.98
Peter C. Aberg               October 3, 2008             500               136.09
Stuart N. Bernstein          October 3, 2008           1,000               137.42
Abby Joseph Cohen            October 3, 2008           1,000               138.12
Abby Joseph Cohen            October 3, 2008           1,000               138.55
Randolph L. Cowen            October 3, 2008           5,000               138.22
Michael G. De Lathauwer      October 3, 2008           5,000               140.16
Richard H. Powers            October 3, 2008           3,049               140.00
Howard B. Schiller           October 3, 2008          10,000               140.00
William J. Young             October 3, 2008           5,640               135.33
Sharmin Mossavar-Rahmani     October 6, 2008          20,000               119.40
Frank L. Coulson, Jr.        October 7, 2008           5,000               120.05
Frank L. Coulson, Jr.        October 8, 2008           5,000               120.12
Milton R. Berlinski         October 10, 2008         100,000                94.00
Henry Cornell               October 10, 2008          90,529                85.00

COVERED PERSON                 TRADE DATE       NUMBER OF SHARES   PRICE PER SHARE (IN $)
------------------------   ------------------   ----------------   ----------------------
Henry Cornell               October 10, 2008           9,471                85.00
Matthew H. Cyzer            October 10, 2008           5,753                84.36
William L. Jacob III        October 10, 2008           5,000                86.78
Sanjeev K. Mehra            October 10, 2008          32,477                85.01
Sanjeev K. Mehra            October 10, 2008          36,714                85.02
Stuart M. Rothenberg        October 10, 2008          43,968                88.12
Stuart M. Rothenberg        October 10, 2008          56,032                88.34
Randolph L. Cowen           October 13, 2008           5,000               104.74
Celeste A. Guth             October 13, 2008           2,000               105.00
Gwen R. Libstag             October 13, 2008          11,600               104.63
Tracy R. Wolstencroft       October 13, 2008          25,000                96.17
Abby Joseph Cohen           October 14, 2008           2,000               122.85
Thomas W. Cornacchia        October 14, 2008           3,600               125.00
Gary T. Giglio              October 14, 2008           1,012               125.00
Jack Levy                   October 14, 2008          60,000               122.50
Jeffrey M. Moslow           October 14, 2008           2,000               125.55
Karen R. Cook               October 17, 2008          15,000               112.91
Jeffrey M. Moslow           October 17, 2008           3,000               118.10
Marc A. Spilker             October 17, 2008           4,732               116.55
C. Howard Wietschner        October 17, 2008              87               100.00
C. Howard Wietschner        October 17, 2008              13               100.00
Frank L. Coulson, Jr.       October 20, 2008           5,000               119.54
Joseph H. Gleberman         October 20, 2008          50,000               119.59
Edith A. Hunt               October 20, 2008           2,500               123.18
Diego De Giorgi             October 22, 2008             700               117.69
Christoph W. Stanger        October 22, 2008           1,658               117.00
Chase O. Stevenson          October 22, 2008           2,853               118.55
Celeste A. Guth             October 24, 2008           1,000               105.00
William L. Jacob III        October 24, 2008           5,000                98.75
Andrea Vella                October 24, 2008           1,876                99.70
Andrea Vella                October 24, 2008           2,798                99.78

The following purchases of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

COVERED PERSON                 TRADE DATE       NUMBER OF SHARES   PRICE PER SHARE (IN $)
------------------------   ------------------   ----------------   ----------------------
C. Howard Wietschner       September 25, 2008             50               130.89
C. Howard Wietschner       September 25, 2008             25               134.15
David M. Solomon           September 26, 2008          2,778               134.16
Gary T. Giglio             September 29, 2008          1,000               120.08
Terence J. O'Neill           October 7, 2008          43,450               115.00
Terence J. O'Neill           October 9, 2008          20,000               102.16
Steven M. Feldman           October 10, 2008             220                89.40
Sara E. Recktenwald         October 10, 2008             100                84.80
Shahriar Tadjbakhsh         October 10, 2008           4,000                82.00
Peter K. Tomozawa           October 10, 2008             100                85.00
Peter K. Tomozawa           October 10, 2008             400                85.00
Peter K. Tomozawa           October 10, 2008             500                95.00
C. Howard Wietschner        October 10, 2008              13                85.01
Kenneth M. Eberts III       October 14, 2008           1,252               121.01

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares sold through an affiliate of Mellon Investor Services LLC for cash on the New York Stock
Exchange:

                                                 NUMBER   STRIKE    SALES     NUMBER      NUMBER
                                                   OF      PRICE    PRICE   OF SHARES   OF SHARES
     COVERED PERSON        DATE OF EXERCISE     OPTIONS   (IN $)   (IN $)      SOLD      RETAINED
------------------------   ------------------   -------   ------   ------   ---------   ---------
C. Howard Wietschner       September 22, 2008       974    91.61   130.00        974        0
Stuart N. Bernstein        September 25, 2008     1,000    82.88   135.06      1,000        0
Stuart N. Bernstein        September 25, 2008     1,000    82.88   135.97      1,000        0
Stuart N. Bernstein        September 25, 2008     1,000    82.88   137.10      1,000        0
Stuart N. Bernstein        September 25, 2008     1,000    82.88   137.10      1,000        0
C. Howard Wietschner       September 25, 2008       500    91.61   135.00        500        0
Stuart N. Bernstein        September 26, 2008     1,000    82.88   134.99      1,000        0
Stuart N. Bernstein        September 26, 2008     2,000    82.88   134.99      2,000        0
David M. Solomon           September 26, 2008    62,367    91.61   134.69     62,367        0
Stuart N. Bernstein        September 29, 2008     1,000    91.61   127.01      1,000        0
Stuart N. Bernstein        September 29, 2008     1,000    91.61   129.04      1,000        0
Daisuke Toki                 October 1, 2008      2,000    53.00   126.50      2,000        0
Robert D. Henderson          October 2, 2008      7,872    78.87   130.94      7,872        0
Robert D. Henderson          October 2, 2008      7,869    82.88   131.10      7,869        0
Steven M. Feldman            October 3, 2008      4,000    78.87   138.60      4,000        0
C. Howard Wietschner         October 3, 2008        300    91.61   140.00        300        0
Edith A. Hunt                October 8, 2008      4,000    53.00   116.96      4,000        0
Peter D. Selman              October 9, 2008      2,596    53.00   106.83      2,596        0
Edith A. Hunt               October 13, 2008      2,500    53.00    97.20      2,500        0
Edith A. Hunt               October 13, 2008      2,500    53.00    97.81      2,500        0
Edith A. Hunt               October 13, 2008      3,559    53.00   112.02      3,559        0
Kenneth M. Eberts III       October 14, 2008     31,437    78.87   126.00     31,437        0
Daisuke Toki                October 15, 2008      6,000    53.00   114.28      6,000        0
John F.W. Rogers            October 20, 2008      8,940    53.00   123.06      8,940        0
Diego De Giorgi             October 22, 2008      4,347    82.88   117.09      4,347        0

The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Persons:

                                                                 ACQUISITION OR
COVERED PERSON               TRANSFER DATE    NUMBER OF SHARES     DISPOSITION
------------------------   ----------------   ----------------   --------------
Sara E. Recktenwald        October 16, 2008          100           Disposition

The Covered Persons listed below participate in the Common Stock fund of The Goldman Sachs Employees' Profit Sharing Retirement Income Plan. These Covered Persons acquired interests in the Common Stock fund representing the number of Other Shares set forth below:

                           ACQUISITION OR                      NUMBER OF     PRICE PER
COVERED PERSON              DISPOSITION     TRANSACTION DATE     SHARES    SHARE (IN $)
------------------------   --------------   ----------------   ---------   ------------
Peter K. Tomozawa            Acquisition     October 6, 2008      619         124.00
Peter K. Tomozawa            Acquisition    October 15, 2008        2         113.15
Douglas L. Feagin            Acquisition    October 23, 2008        3         108.58
David M. Ryan                Acquisition    October 23, 2008        1         108.58
Peter K. Tomozawa            Acquisition    October 23, 2008        2         108.58
Peter K. Tomozawa            Acquisition    October 31, 2008        2          92.50

                                                                         ANNEX F

ITEM 6. DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED PERSONS OR REPORTING ENTITIES.

The following Covered Persons or Reporting Entities have written or purchased American-style standardized call options or put options on Voting Shares with the following terms:

                             INSTRUMENT    NUMBER OF   STRIKE PRICE
     COVERED PERSON         AND POSITION     SHARES       (IN $)       TRANSACTION DATE      MATURITY DATE
------------------------   -------------   ---------   ------------   ------------------   -----------------
Christopher A. Cole         Call Written      5,000         220          May 13, 2008       January 17, 2009
Christopher A. Cole         Call Written      5,000         230          May 13, 2008       January 17, 2009
Christopher A. Cole         Call Written     10,000         240          May 13, 2008       January 17, 2009
Christopher A. Cole         Call Written      5,000         300          May 13, 2008       January 17, 2009
David J. Greenwald          Call Written      1,000         180          May 13, 2008       January 17, 2009
David J. Greenwald          Call Written      1,000         190          May 13, 2008       January 17, 2009
David J. Greenwald          Call Written      3,000         200         July 24, 2008       January 17, 2009
Clare R. Scherrer           Call Written      3,000          90       September 18, 2008    January 17, 2009
Theresa E. McCabe           Call Written     15,000         140       September 19, 2008    January 17, 2009
Michael J. Graziano         Call Written      4,000         155       September 25, 2008     April 18, 2009
Jeffrey M. Moslow           Call Written      2,000         130       September 25, 2008    January 17, 2009
Jeffrey M. Moslow           Call Written      2,000         135       September 25, 2008    January 17, 2009
Jeffrey B. Goldenberg       Call Written      6,600         150         October 3, 2008     January 17, 2009
Byron D. Trott             Put Purchased    125,000         115         October 3, 2008     January 17, 2009
Byron D. Trott              Call Written    125,000         155         October 3, 2008     January 17, 2009
Byron D. Trott             Put Purchased     50,000         110         October 8, 2008     January 17, 2009
Byron D. Trott              Call Written     50,000         135         October 8, 2008     January 17, 2009
Gary T. Giglio               Put Written      4,000          80        October 10, 2008     January 16, 2010
Peter C. Aberg              Call Written      2,000         170        October 20, 2008     January 22, 2011
Mark F. Dehnert             Call Written     12,000         150        October 20, 2008     January 22, 2011
Joseph Ravitch              Call Written      5,600         135        October 23, 2008      April 18, 2009
Jeffrey M. Moslow           Call Written      2,000         115        October 24, 2008    December 20, 2008
W. Thomas York, Jr.         Call Written      1,000         125        October 24, 2008    December 20, 2008
W. Thomas York, Jr.         Call Written      1,000         130        October 24, 2008     January 17, 2009

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2008


                                        By: /s/ Beverly L. O'Toole
                                            -----------------------------------
                                        Name: Beverly L. O'Toole
                                        Title: Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit                                Description
-------   ----------------------------------------------------------------------
   A.     Registration Rights Instrument, dated as of December 10, 1999
          (incorporated by reference to Exhibit G to Amendment No. 1 to the
          Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B.     Supplemental Registration Rights Instrument, dated as of December 10,
          1999 (incorporated by reference to Exhibit H to Amendment No. 1 to the
          Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P.
          (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   D. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   E.     Form of Counterpart to Shareholders' Agreement for non-U.S.
          corporations (incorporated by reference to Exhibit L to Amendment No.
          3 to the Initial Schedule 13D, filed June 30, 2000 (File No.
          005-56295)).

   F.     Form of Counterpart to Shareholders' Agreement for non-U.S. trusts
          (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   G.     Supplemental Registration Rights Instrument, dated as of June 19, 2000
          (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

   H.     Power of Attorney (incorporated by reference to Exhibit X to Amendment
          No. 14 to the Initial Schedule 13D, filed March 29, 2001 (File No.
          005-56295)).

   I.     Supplemental Registration Rights Instrument, dated as of December 21,
          2000 (incorporated by reference to Exhibit AA to Amendment No. 12 to the Initial Schedule 13D, filed January 23, 2001 (File No.
          005-56295)).

   J.     Supplemental Registration Rights Instrument, dated as of December 21,
          2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by The Goldman Sachs
          Group, Inc.).

   K.     Supplemental Registration Rights Instrument, dated as of December 20,
          2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs
          Group, Inc.).

   L.     Form of Written Consent Relating to Sale and Purchase of Common Stock
          (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

   M.     Supplemental Registration Rights Instrument, dated as of December 19,
          2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs
          Group, Inc.).

   N. Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22, 2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial Schedule 13D, filed June
          22, 2004 (File No. 005-56295)).

   O.     Form of Letter Agreement, dated September 28, 2008, between certain
          Covered Persons and The Goldman Sachs Group, Inc. (incorporated by reference to Exhibit O to Amendment No. 71 to the Initial Schedule
          13D, filed October 1, 2008 (File No. 005-56295)).